UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

OCI Partners LP

(Name of the Issuer)

OCI GP LLC

OCI Partners LP

(Name of Person Filing Statement)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

67091N108

(CUSIP Number of Class of Securities)

Ahmed El-Hoshy

President and Chief Executive Officer

OCI GP LLC

5470 N. Twin City Highway

Nederland, Texas 77627

(409) 723-1900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan J. Maierson Thomas G. Brandt Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Michael Rosenwasser, Esq. Michael Swidler, Esq. Baker Botts L.L.P. 30 Rockefeller Plaza New York, New York 10112 (212) 408-2500

This statement is filed in connection with (check the appropriate box):

☐	a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b. The filing of a registration statement under the Securities Act of 1933.

☒	c. A tender offer.

☐	d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☒

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+
$117,569,686.50	$14,637.43

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common units representing limited partner interests (the “Common Units”) of OCIP Partners LP, a Delaware limited partnership (“OCIP”) not owned by OCI N.V., at a purchase price of $11.50 per Common Unit, net to the seller in cash. On June 1, 2018, 86,997,590 Common Units were outstanding, of which 76,774,139 are owned by OCI. Accordingly, this calculation assumes the purchase of 10,223,451 Common Units.
+	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2018 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $14,001.02

Filing party: OCI N.V.

Form or registration No.: SC TO-T

Date filed: June 4, 2018

Amount previously paid: $636.41

Filing party: OCI N.V.

Form or registration No.: SC TO-T/A

Date filed: June 19, 2018

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Purpose of Amendment

This Amendment No. 2 (this “Amendment”) to the Transaction Statement on Schedule 13E-3 filed by OCI Partners LP, a Delaware limited partnership (the “Partnership”), and OCI GP LLC, the general partner of the Partnership (the “General Partner”), with the Securities and Exchange Commission (the “SEC”) on June 27, 2018, as amended by Amendment No. 1 thereto filed with the SEC on July 2, 2018 (as amended, the “Schedule 13E-3”), relates to the offer by OCI N.V. (“OCI”) and its affiliate OCIP Holding II LLC (“Holding II”), to purchase all outstanding common units representing limited partner interests (the “Common Units”) of the Partnership not currently owned by OCI or its affiliates, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 4, 2018, as amended, the related letter of transmittal, and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). This Amendment is being filed by the General Partner and the Partnership, which is the issuer of the Common Units.

The information in the Schedule 13E-3 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 13E-3, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment.

Item 15.	Additional Information

(c)

Other Material Information. The Offer expired at 5:00 p.m., Eastern Time, on July 3, 2018 (the “Expiration Time”). As of the Expiration Time 9,290,248 Common Units, including 42,661 Common Units delivered through notices of guaranteed delivery, were validly tendered and accepted for purchase by OCI and Holding II.

The number of Common Units validly tendered prior to the Expiration Time satisfies the condition that, following the closing of the Offer, OCI and its affiliates own at least 78,297,832 Common Units, representing greater than 90% of the outstanding Common Units. OCI has announced that, pursuant to Section 15.1 of the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), it intends to exercise the right, assigned to OCI and Holding II by the General Partner, to purchase all of the remaining Common Units that were not tendered in the Offer and remain outstanding on July 3, 2018 (the “Buyout”). OCI expects to mail to each unitholder of record who did not tender its Common Units in the Offer a notice of election to purchase such Common Units pursuant to Section 15.1(b) of the Partnership Agreement, and such holder will receive, for each Common Unit, $11.50 in cash, which represents the price paid by OCI for the Common Units in the Offer.

Upon the consummation of the Buyout, OCI will own all of the economic interests of the Partnership and will be entitled to all of the benefits resulting from those interests. In addition, the Common Units will cease to be listed on the New York Stock Exchange or publicly traded.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OCI GP LLC

Date: July 5, 2018	/s/ Ahmed El-Hoshy
	Name:	Ahmed El-Hoshy
	Title:	Chief Executive Officer

OCI PARTNERS LP

By: OCI GP LLC, its general partner

Date: July 5, 2018	/s/ Ahmed El-Hoshy
	Name:	Ahmed El-Hoshy
	Title:	Chief Executive Officer